# Supernova Media Technologies, Inc.
# Financial Statement Report
# For the period January 1, 2022, through December 31, 2023

# Table of Contents

# Supernova Media Technologies, Inc.
## Statement of Income and Expense
## January 1, 2022 Through December 31, 2023

| | | 2023 | | 2022 |
|---|---|---:|---|---:|
| **Revenue** | | | | |
| Interest Income | $ | 1,700.17 | $ | 5,137.72 |
| Revenue | $ | - | $ | 7,038.80 |
| **Total Revenue** | $ | **1,700.17** | $ | **12,176.52** |
| **Cost of Goods Sold** | | | | |
| Cost of Goods Sold | $ | - | $ | - |
| **Total Cost of Goods Sold** | $ | **-** | $ | **-** |
| **Gross Profit** | $ | **1,700.17** | $ | **12,176.52** |
| **Expenses** | | | | |
| Bank Service Charges | $ | 114.28 | $ | 187.13 |
| Conference | $ | - | $ | 3,955.00 |
| Consulting | $ | 190,172.72 | $ | 420,728.55 |
| Dues & Subscriptions | $ | 120.00 | $ | 112.00 |
| Employee Benefits | $ | 11,229.36 | $ | 34,623.23 |
| Expensed Equipment | $ | 829.89 | $ | 5,151.56 |
| Hosting | $ | 1,617.34 | $ | - |
| Insurance | $ | (5.00) | $ | (18.00) |
| Interest Expense | $ | - | $ | 3,612.51 |
| Legal Expenses | $ | 1,973.25 | $ | 83,062.89 |
| Marketing | $ | 236.73 | $ | 211.09 |
| Office Expenses | $ | 1,141.08 | $ | 4,903.38 |
| Payroll and Admin processing | $ | 8,517.65 | $ | 16,828.86 |
| Payroll Tax Expense | $ | 16,067.60 | $ | 45,657.10 |
| Postage & Delivery | $ | 206.46 | $ | 1,394.08 |
| Printing & Stationery | $ | 711.75 | $ | (2,188.81) |
| Recruiting | $ | 560.00 | $ | 6,999.90 |
| Software | $ | 28,581.61 | $ | 67,090.80 |
| Tax - State | $ | 625.00 | $ | 2,182.84 |
| Telephone & Internet | $ | 519.95 | $ | 639.27 |
| Travel | $ | 270.30 | $ | 8,886.79 |
| Travel - Auto | $ | - | $ | 637.31 |
| Travel - Meals | $ | 340.33 | $ | 2,248.92 |
| Wages and Salaries | $ | 334,404.85 | $ | 570,711.41 |
| **Total Expenses** | $ | **598,235.15** | $ | **1,277,617.81** |
| **Net Ordinary Income** | $ | **(596,534.98)** | $ | **(1,265,441.29)** |
| **Other Income and Expenses** | $ | **-** | $ | **-** |
| Other Expenses | $ | - | $ | - |
| **Net Income** | $ | **(596,534.98)** | $ | **(1,265,441.29)** |

# Supernova Media Technologies, Inc.
## Consolidated Balance Sheet
## As of December 31, 2022 and 2023

| Assets | | 2023 | | 2022 |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Analysis Checking | $ | - | $ | 114,233.52 |
| Brex Credit Card | $ | 1,300.73 | $ | - |
| Platinum Business Checking | $ | 143,953.57 | $ | - |
| Spark Cash | $ | 586.67 | $ | - |
| Supernova Media Technologies 710 | $ | - | $ | 642,410.39 |
| Accounts Receivable | $ | - | $ | - |
| Prepayments | $ | - | $ | 9,000.00 |
| **Total Current Assets** | **$** | **145,840.97** | **$** | **765,643.91** |
| **Long Term Assets** | | | | |
| Long Term Assets | 0 | | $ | - |
| **Total Long Term Assets** | **$** | **-** | **$** | **-** |
| **Total Assets** | **$** | **145,840.97** | **$** | **765,643.91** |

| Liabilities | | | | |
|---|---|---|---|---|
| **Current Liabilities** | | | | |
| Accounts Payable | $ | 2,930.00 | $ | 25,946.75 |
| Brex Credit Card | $ | - | $ | 1,194.09 |
| Spark Cash | $ | - | $ | 1,022.40 |
| **Total Current Liabilities** | **$** | **2,930.00** | **$** | **28,163.24** |
| **Long Term Liabilities** | | | | |
| Long Term Liabilities | $ | - | $ | - |
| **Total Long Term Liabilities** | **$** | **-** | **$** | **-** |
| **Total Liabilities** | **$** | **2,930.00** | **$** | **28,163.24** |

| Equity | | | | |
|---|---|---|---|---|
| Common Stock | $ | 17,606.49 | $ | 15,641.21 |
| Current Year Earnings | $ | (596,534.98) | $ | (1,265,441.29) |
| Retained Earnings | $ | (1,753,908.29) | $ | (488,467.00) |
| SAFEs | $ | 2,478,000.00 | $ | 2,478,000.00 |
| SAFEs- Legal Costs | $ | (2,252.25) | $ | (2,252.25) |
| **Total Equity** | **$** | **142,910.97** | **$** | **737,480.67** |
| **Total Liabilities & Equity** | **$** | **145,840.97** | **$** | **765,643.91** |

# Supernova Media Technologies, Inc.
## Statement of Cash Flows
## January 1, 2022 Through December 31, 2023

| Cashflow from Operations | | 2023 | | 2022 |
|---|---|---:|---|---:|
| Changes in Working Capital | $ | - | $ | - |
| Depreciation | $ | - | $ | - |
| Net Income | $ | (596,534.98) | $ | (1,265,441.29) |
| **Total Cashflows from Operations** | **$** | **(596,534.98)** | **$** | **(1,265,441.29)** |

| Cashflows from Investing | | | | |
|---|---|---:|---|---:|
| Brex Credit Card | $ | (1,194.09) | $ | 1,194.09 |
| Prepayments | $ | 9,000.00 | $ | (9,000.00) |
| Accounts payable | $ | (23,016.75) | $ | 25,946.75 |
| Spark Cash | $ | (1,022.40) | $ | 1,022.40 |
| **Total Cashflows from Investing** | **$** | **(16,233.24)** | **$** | **19,163.24** |

| Cashflows from Financing | | | | |
|---|---|---:|---|---:|
| Common Stock | $ | 1,965.28 | $ | 1,033.71 |
| SAFEs | $ | - | $ | 1,595,500.00 |
| SAFEs- Legal Costs | $ | - | $ | (2,252.25) |
| **Total Cashflows from Financing** | **$** | **1,965.28** | **$** | **1,594,281.46** |

| | | | | |
|---|---|---:|---|---:|
| Beginning Cash Balance | $ | 756,643.91 | $ | 408,640.50 |
| Change in Cashflows | $ | (610,802.94) | $ | 348,003.41 |
| Year Cashflows | $ | (610,802.94) | $ | 348,003.41 |
| **Cashflow as of Report Date** | **$** | **145,840.97** | **$** | **756,643.91** |

# Supernova Media Technologies, Inc.
## Changes in Equity
## January 1, 2022 Through December 31, 2023

| | Changes to Equity USD | Total equity USD |
|---|---|---|
| **Balance at 1 January 2022** | $ 2,002,921.96 | $ 2,002,921.96 |
| Changes in accounting policy | $ - | $ - |
| **Restated balance** | $ 2,002,921.96 | $ 2,002,921.96 |
| **Changes in equity for 2022** | | |
| Change in Retained Earnings | $ - | $ - |
| Issue of share capital | $ - | $ - |
| Issue of common stock | $ - | $ - |
| Issue of preferred stock | $ - | $ - |
| Dividends | $ - | $ - |
| Change in Income | $ (1,265,441.29) | $ (1,265,441.29) |
| Revaluation gain | $ - | $ - |
| **Balance at 31 December 2022** | $ 737,480.67 | $ 737,480.67 |
| **Balance at 1 January 2023** | $ 737,480.67 | $ 737,480.67 |
| **Changes in equity for 2023** | | |
| Change in Retained Earnings | $ (1,265,441.29) | $ (1,265,441.29) |
| Issue of Share Capital | $ 1,965.28 | $ 1,965.28 |
| Issue of common stock | $ - | $ - |
| Issue of preferred stock | $ - | $ - |
| SAFEs Converted | $ - | $ - |
| Change in Income | $ 668,906.31 | $ 668,906.31 |
| Prior Period Adjustments | $ - | $ - |
| **Balance at 31 December 2023** | $ 142,910.97 | $ 142,910.97 |

**Supernova Media Technologies, Inc.**
**NOTES TO THE FINANCIAL STATEMENTS**
**For the period January 1, 2022, through December 31, 2023**

**NOTE 1 – ORGANIZATION**

Supernova Media Technologies, Inc. (the "Company") is a growing entertainment technology company providing B2B software as a service. We leverage our deep industry expertise, product knowledge, and entertainment relationships to build software for major Hollywood studio productions, as well as independent filmmakers and students. Our software enables these users to efficiently collaborate on, manage, and create production schedules for film, television, commercial, or music video productions.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

***Cash*** – For the purpose of reporting cash flows, the Company defines cash as cash held in checking and savings accounts.

***Property and Equipment -*** Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the term of the lease. Maintenance and repairs are expensed as they are incurred, and major additions and purchases are capitalized.

| | Estimated Useful Life in Years |
|---|---|
| Computers and Equipment | 5 |
| Furniture and Fixtures | 7 |
| Vehicles | 5 |

***Basis of Accounting*** – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

***Use of Estimates-*** – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents*** – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

***Restricted Cash*** – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2023.

***Leases*** – The Company did not have any equipment lease agreements as of December 31, 2023.

***Revenue and Cost Recognition -*** The Company sells individual subscriptions to filmmakers and team subscriptions to production companies. Revenues are recognized when revenue recognition principles are met for a subscription business. Costs are recognized as they are incurred.

***Deferred Revenue*** – The Company does not have any deferred revenues

***Income Taxes*** – For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

**NOTE 3 - PREPAID EXPENSES**

As of December 31, 2023, the prepaid balance on our Statement of Financial Condition are as follows

| | |
|---|---|
| Prepaid Expenses | $ 0.00 |
| Total prepaids | $ 0.00 |

**NOTE 4 - LINE OF CREDIT AND LONG-TERM DEBT**

The outstanding balance as of December 31, 2023, for debts due within one year was represented on the balance sheet as the total amount of account payable balance as of the stated date. These debts have various interest rates.

**NOTE 5 – LONG TERM DEBT**

Long-term debts are also represented on the balance sheet and are represented on the balance sheet as a note payable. As of December 31, 2023, the company had no long term debts.

## NOTE 6 - RELATED PARTY TRANSACTIONS

In accordance with FAS523 ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld by relevant tax authorities, as defined by FASB ASC 740-10. As of December 31, 2023, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10, and the Company had no tax positions that would not be held up under examination.

## NOTE 7 - PROPERTY, EQUIPMENT AND DEPRECIATION

The Company did not have any to report

## NOTE 8 - INTANGIBLE ASSETS AND AMORTIZATION

The Company did not have any to report

## NOTE 9 - ACCRUED EXPENSES

As of December 31, 2023, the Company had $2,930.00 in accrued expenses.

## NOTE 10 - COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company did not have any known commitments or contingencies.

## NOTE 11 - RECEIVABLES AGING

As of December 31, 2023, the Company had $0.00 receivable.

## NOTE 12 - EQUITY

The company reported a simple agreement for future equity, or SAFE on its balance sheet in the amount of $2,478,000.00 for year ending 2022 and 2023.

| Convertible ID | Stakeholder | Grant Date | Principal Issued | Principal Outstanding | Interest Rate |
|---|---|---|---|---|---|
| SAFE-1 | Proxima Centauri LLC | 2021-12-25 | $ 5,000.00 | $ 5,000.00 | 0.00% |
| SAFE-2 | David Dohan | 2021-12-24 | $ 15,000.00 | $ 15,000.00 | 0.00% |
| SAFE-3 | Fast LLC, A California Registered LLC | 2021-12-23 | $ 25,000.00 | $ 25,000.00 | 0.00% |
| SAFE-4 | Dennis Li | 2021-12-23 | $ 7,500.00 | $ 7,500.00 | 0.00% |
| SAFE-5 | Gaingels Spark II LLC | 2021-12-28 | $ 50,000.00 | $ 50,000.00 | 0.00% |
| SAFE-6 | Roffe LLC | 2021-12-23 | $ 50,000.00 | $ 50,000.00 | 0.00% |
| SAFE-7 | JMS Loring Trust | 2021-12-28 | $ 20,000.00 | $ 20,000.00 | 0.00% |
| SAFE-8 | Sanford R. Climan Living Trust | 2022-01-11 | $ 5,000.00 | $ 5,000.00 | 0.00% |
| SAFE-9 | Gavin Leeper | 2021-12-24 | $ 10,000.00 | $ 10,000.00 | 0.00% |
| SAFE-10 | Saurya Simha Velagapudi | 2021-11-19 | $ 70,000.00 | $ 70,000.00 | 0.00% |
| SAFE-11 | Robert Sami | 2021-12-27 | $ 60,000.00 | $ 60,000.00 | 0.00% |
| SAFE-12 | The Lynn Quach 2017 Trust | 2021-12-23 | $ 100,000.00 | $ 100,000.00 | 0.00% |
| SAFE-14 | William Kirby | 2022-01-11 | $ 10,000.00 | $ 10,000.00 | 0.00% |
| SAFE-15 | The TRAN-JMT Family Trust dtd 10/30/07 | 2021-12-23 | $ 200,000.00 | $ 200,000.00 | 0.00% |
| SAFE-16 | Saurya Simha Velagapudi | 2021-12-20 | $ 30,000.00 | $ 30,000.00 | 0.00% |
| SAFE-17 | Jiten Dajee | 2021-12-25 | $ 25,000.00 | $ - | 0.00% |
| SAFE-18 | Kay Kufera | 2021-06-01 | $ 210,000.00 | $ 210,000.00 | 0.00% |
| SAFE-19 | Kevin Clay | 2021-12-23 | $ 20,000.00 | $ 20,000.00 | 0.00% |
| SAFE-20 | Y Combinator ES20, LLC | 2022-03-09 | $ 125,000.00 | $ 125,000.00 | 0.00% |
| SAFE-21 | Y Combinator ES20, LLC | 2022-03-15 | $ 375,000.00 | $ 375,000.00 | 0.00% |
| SAFE-22 | Neil Patrick Harris | 2022-03-24 | $ 25,000.00 | $ 25,000.00 | 0.00% |

| | | | | | |
|---|---|---|---|---|---|
| SAFE-23 | Kelly Byrne | 2022-03-27 | $ 25,000.00 | $ 25,000.00 | 0.00% |
| SAFE-24 | Sally Brunski | 2022-03-27 | $ 10,000.00 | $ 10,000.00 | 0.00% |
| SAFE-25 | William Kirby | 2022-03-28 | $ 15,000.00 | $ 15,000.00 | 0.00% |
| SAFE-26 | David Dohan | 2022-03-28 | $ 10,000.00 | $ 10,000.00 | 0.00% |
| SAFE-27 | Y Seed Holdings LLC, Series 28 | 2022-03-28 | $ 25,000.00 | $ 25,000.00 | 0.00% |
| SAFE-28 | Zillionize Pty Ltd. | 2022-03-30 | $ 100,000.00 | $ 100,000.00 | 0.00% |
| SAFE-29 | Varun Shoor | 2022-03-30 | $ 10,000.00 | $ 10,000.00 | 0.00% |
| SAFE-30 | Twenty Two Ventures Fund IV LP | 2022-03-30 | $ 150,000.00 | $ 150,000.00 | 0.00% |
| SAFE-31 | Tian Li | 2022-03-31 | $ 10,000.00 | $ 10,000.00 | 0.00% |
| SAFE-33 | McMichael Enterprises, Inc. | 2022-03-29 | $ 25,000.00 | $ 25,000.00 | 0.00% |
| SAFE-35 | George Lambeth | 2022-03-30 | $ 50,000.00 | $ 50,000.00 | 0.00% |
| SAFE-36 | Unpopular Ventures Preferred, LP-B2 | 2022-03-31 | $ 50,000.00 | $ 50,000.00 | 0.00% |
| SAFE-37 | Paul Tucker | 2022-04-05 | $ 15,000.00 | $ 15,000.00 | 0.00% |
| SAFE-38 | Jonathan Tucker | 2022-04-05 | $ 15,000.00 | $ 15,000.00 | 0.00% |
| SAFE-39 | Phoenix Investment Club I LLC | 2022-04-05 | $ 5,000.00 | $ 5,000.00 | 0.00% |
| SAFE-40 | Kahlil Lalji | 2022-03-30 | $ 5,000.00 | $ 5,000.00 | 0.00% |
| SAFE-41 | Hal Olofsson | 2022-04-13 | $ 25,000.00 | $ 25,000.00 | 0.00% |
| SAFE-42 | CI1 Fund I, a series of Unpopular VC, LP | 2022-04-13 | $ 63,500.00 | $ 63,500.00 | 0.00% |
| SAFE-43 | RECRUITINGDIVA REVOCABLE FAMILY TRUST U/Dec DTD | 2022-04-18 | $ 10,000.00 | $ 10,000.00 | 0.00% |
| SAFE-44 | Gaingels Cinapse LLC | 2022-04-21 | $ 142,000.00 | $ 142,000.00 | 0.00% |
| SAFE-45 | Dana Glauberman | 2022-05-20 | $ 25,000.00 | $ 25,000.00 | 0.00% |
| SAFE-46 | Jesse Dondero | 2022-07-14 | $ 5,000.00 | $ 5,000.00 | 0.00% |
| SAFE-47 | AL Fund I, a series of Rendered VC, LP | 2022-07-25 | $ 250,000.00 | $ 250,000.00 | 0.00% |
| SAFE-48 | AL Fund I, a series of Rendered VC, LP | 2022-07-28 | $ 25,000.00 | $ 25,000.00 | 0.00% |

The company also has class A and class B common stock, authorized as of December 31, 2023, in the below amounts.

| | Authorized | Issued and Outstanding | Capital Contribution |
|---|---|---|---|
| Common Stock classes | | | |
| Class A Common | 246,000,000. | 236,935,750. | $13,011.81 |
| Class B Common | 82,000,000. | 82,000,000. | $10,550.00 |

## NOTE 13 - GOING CONCERN AND MANAGEMENT PLANS

To support its strategic growth objectives, Management plans to further evaluate debt and/or equity financing opportunities.

## NOTE 14 - SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through September 10, 2024, which is the date the financial statements were prepared. There were no subsequent events that required recognition or disclosure.